MAIL STOP 3561

April 22, 2010

Mr. Lecil E. Cole, President and CEO
Calavo Growers, Inc.
1141-A Cummings Road
Santa Paula, California 93060

> **Re:** **Calavo Growers, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2009**
> **Filed on January 11, 2010**
> **File No. 000-33385**

Dear Mr. Cole:

We have reviewed your response letter dated March 5, 2010 and have the following comment. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed on February 26, 2010

1. We note the disclosure in footnote one to the Grants of Plan Based Awards Table that the threshold in the table reflects the actual amount awarded. Please refer to Instruction 2 to Item 402(d) of Regulation S-K, which indicates that the threshold refers to the minimum amount payable for a certain level of performance under the plan. In future filings, please revise the table accordingly.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions may be directed to Damon Colbert at (202) 551-3581 or to Pam Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Mr. James Snyder
        FAX: (805) 921-3232